Talisman Announces Anticipated Date for Completion of Acquisition by Repsol

CALGARY, Alberta, April 30, 2015 - Talisman Energy Inc. (TSX: TLM) (NYSE: TLM) announces that the completion of the acquisition of Talisman by Repsol S.A. is scheduled to occur on May 8, 2015. Regulatory approvals required under the arrangement agreement with Repsol have been obtained. The completion of the transaction remains subject to the satisfaction of customary closing deliverables.

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit Talisman’s website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:                                                                                     Shareholder and Investor Inquiries:
Brent Anderson                                                                                            Phoebe Buckland
Manager, Corporate Communications                                                                        Senior Analyst, Investor Relations
Phone:   403-237-1912                                                                                                    Phone:  403-237-1657
Email: tlm@talisman-energy.com                                                                                 Email: tlm@talisman-energy.com

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